UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 1, 2008

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on March 26, 2008.

Luxottica confirms EPS guidance for FY 2008

Milan, Italy — March 26, 2008 — Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a global leader in the design, manufacturing and distribution of premium fashion and luxury eyewear, today confirmed its previously announced earnings per share (EPS) guidance for fiscal year 2008 on a conference call with analysts. During the same call, management discussed the Group’s different seasonality and wholesale/retail mix resulting from the acquisition of Oakley. The related slide presentation is available for download from the investor relations, conference calls section of the Group’s corporate website at www.luxottica.com.

Key discussion points on today’s call included:

•                  The wholesale segment. The addition of Oakley to Luxottica’s stand-alone business shifted more weight to the wholesale segment, given that the size of Oakley’s wholesale business for the most recent full year was over three times the size of its retail business in terms of sales. Due to the much higher proportion of Oakley’s sun business compared with its optical business, its net sales and especially its operating income have historically been concentrated in the two quarters when the sun business is strongest: the second and third quarters of each year.

Wholesale Guidance

Operating Margin	1Q	FY

2007 Luxottica stand-alone	27.5%	26.5%
2007 Luxottica and Oakley pro forma	23.3%	23.0%

2008 Guidance	+75/+100bps	+100/+125bps	vs. 2007 pro forma

•                  Synergies and one-time restructuring charges. In fiscal year 2008, synergies resulting from the Oakley acquisition are expected to grow progressively quarter after quarter. At the same time, the related restructuring charges will be more heavily weighted in the first six months of the year, with the second half of the year expected to receive the greatest net benefit from the Oakley integration.

•                  Retail profitability. Profitability of the retail segment is expected to improve in the second half of the current fiscal year due to the already-discussed synergies resulting from the Oakley transaction, the postponement of certain capital investments beyond 2008 and cost control projects put in place as of the beginning of the year. Current retail performance within the Group’s North American operations are in line with that of the fourth quarter of 2007.

Retail Guidance

Operating Margin	1Q	FY

2007 Luxottica stand-alone	12.2%	11.2%
2007 Luxottica and Oakley pro forma	11.8%	11.1%

2008 guidance with+0%/+2% comp sales(1)	-250/-200bps	+25/+50bps	vs. 2007 pro forma

Sensitivity at -2%/0% comp sales(1)	-300/-250bps	flat/+25bps	vs. 2007 pro forma

(1)       Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

•                  Overall profitability. The impact on profitability of the different seasonality of the wholesale business of the new Group, the opposite trends of synergies and one-time restructuring charges as well as the above-mentioned expectations for retail profitability in the second half of this year were already fully reflected in the previously announced guidance for the current fiscal year, which was confirmed today.

See table below for details discussed during today’s conference call.

With respect to EPS guidance for fiscal year 2008, the following table was made available during today’s conference call.

EPS Guidance

EPS before trademark amortization(1)	1Q	FY

2007 Luxottica (2)	0.30	1.14

€/US$ exchange rate	1.31	1.37

2008 Guidance

at constant exchange rates	0.30 - 0.31	1.29 - 1.32

at €1 = US$1.45	0.27 - 0.28	1.22 - 1.25

Sensitivity at €1 = US$1.50	0.26 - 0.27	n.a.

(1)           Historical and forecasted EPS before trademark amortization are non-U.S. GAAP measures. For additional disclosure regarding non-U.S. GAAP measures and reconciliation to U.S. GAAP measures, see Appendix below.

(2)           Excluding a non-recurring gain related to the sale of a real estate property in 2007. The impact of the sale was approximately €20 million before taxes or approximately €13 million after taxes, equivalent to €0.03 at EPS level.

Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with over 6,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo and Versace, and key house brands Oakley, Oliver Peoples, Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters, Pearle Vision and Sunglass Icon, in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2007, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €5 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley’s operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Luxottica Group S.p.A. media and investor relations contacts

Carlo Fornaro Group Corporate Communications Director Tel.: +39 (02) 8633 4062 Email: MediaRelations@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4069 Email: InvestorRelations@Luxottica.com

Luca Biondolillo Head of International Communications Tel.: +39 (02) 8633 4668 Email: LucaBiondolillo@Luxottica.com

APPENDIX

Non-U.S. GAAP Measures

Earnings per share before trademark amortization:

Earnings per share (EPS) before trademark amortization means earnings per share before trademark and other similar intangible asset amortization expense, net of taxes, per share.  The Company believes that EPS before trademark amortization is useful to both management and investors in evaluating the Company’s operating performance and prospects compared to that of other companies in its industry.  Our calculation of EPS before trademark amortization allows us to compare our earnings per share with those of other companies without giving effect to the accounting effects of the amortization of the Company’s trademarks and other similar intangible assets, which may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

Historical and forecasted EPS before trademark amortization are not measures of performance under accounting principles generally accepted in the United States (U.S .GAAP).  We include them in this presentation in order to:

-	improve transparency for investors;
-	assist investors in their assessment of the Company’s historical and forecasted operating performance;
-	ensure that these measures are fully understood in light of how the Company evaluates its operating results;
-	properly define the metrics used and confirm their calculation; and
-	Share these measures with all investors at the same time.

Historical and forecasted EPS before trademark amortization are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.  Rather, these non-GAAP measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the historical and forecasted operational performance of the Company.  The Company cautions that these measures are not defined terms under U.S. GAAP and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating EPS before trademark amortization may differ from methods used by other companies. The Company recognizes that the usefulness of EPS before trademark amortization as an evaluative tool may have certain limitations, including:

-

EPS before trademark amortization does not include the effects of amortization of the Company’s trademarks and other intangible assets. Because trademarks and other intangible assets are important to our business and to our ability to generate sales, we consider trademark amortization expense as an element of our costs. Therefore, any measure that excludes trademark amortization expense may have material limitations.

-

We compensate for these limitations by using EPS before trademark amortization as one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our historical and forecasted operating performance.

-

See the table on the following page for a reconciliation of the historical and forecasted EPS before trademark amortization to historical and forecasted EPS for 2007 and 2008, respectively, which are the most directly comparable U.S. GAAP financial measures.

Non-U.S. GAAP Measures: Historical and forecasted EPS before Trademark Amortization

(Millions of Euro, unless otherwise noted)

	FY 2007	FY 2008 E (€1 = US$1.45)
Trademark amortization and other similar intangible assets (+)	64	83

Taxes on trademark amortization and other similar intangible assets (-)	(24)	(30)

Trademark amortization and other similar intangible assets, net of taxes (=)	40	53

Average number of shares outstanding as of March 31 (in thousands) (/)	455,185	458,000
Trademark amortization and other similar intangible assets, net of taxes, per share (=)	0.09	0.11
EPS(1) (+)	1.05	1.11 - 1.14
EPS before trademark amortization and other similar intangible assets, net of taxes (=)	1.14	1.22 - 1.25

(1) Excluding a non-recurring gain related to the sale of a real estate property in 2007. The impact of the sale was approximately €20 million before taxes or approximately €13 million after taxes, equivalent to €0.03 at EPS level.

Non-U.S. GAAP Measures: Historical and forecasted EPS before Trademark Amortization

(Millions of Euro, unless otherwise noted)

	1Q07	1Q08 E (€1 = US$1.45)
Trademark amortization and other similar intangible assets (+)	15	22

Taxes on trademark amortization and other similar intangible assets (-)	(6)	(8)

Trademark amortization and other similar intangible assets, net of taxes (=)	9	14

Average number of shares outstanding as of March 31 (in thousands) (/)	453,990	456,500
Trademark amortization and other similar intangible assets, net of taxes, per share (=)	0.02	0.03
EPS (+)	0.28	0.24 - 0.25
EPS before trademark amortization and other similar intangible assets, net of taxes (=)	0.30	0.27 - 0.28

- ENDS -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: April 1, 2008	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER